                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

                                 March 16, 2005

FOR COMMISSION USE ONLY
VIA EDGAR AND OVERNIGHT DELIVERY

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

      RE: DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
          SCHEDULE TO-T FILED FEBRUARY 16, 2005
          BY AIMCO PROPERTIES, L.P., AIMCO-GP, INC., AND APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Dear Ms. Adams:

      We have received the comment letter, dated March 3, 2005, issued by the staff of the Division of Corporation Finance with respect to the Schedule TO referenced above relating to Drexel Burnham Lambert Real Estate Associates II (the "Partnership"). On behalf of our client, AIMCO Properties, L.P. ("AIMCO Properties"), we have prepared this response to the comment letter.

      For your convenience, we have copied each comment into this letter first and responded to each comment in sequence.

Schedule TO

Comment 1:

It does not appear that you have provided all information required by Item 1010(c) of Regulation M-A in the document that was disseminated to unit holders. Please advise.

      Bank of America Plaza            90 Park Avenue      3201 Beechleaf Court, Suite 600    601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000   New York, NY 10016        Raleigh, NC 27604-1062          North Building, 10th Floor
     Charlotte, NC 28280-4000           212-210-9400                919-862-2200                Washington, DC 20004-2601
           704-444-1000               Fax: 212-210-9444          Fax: 919-862-2260                    202-756-3300
        Fax: 704-444-1111                                                                           Fax: 202-756-3333

Ms. Abby Adams
March 16, 2005
Page 2

RESPONSE 1:

We note the staff's comment and respectfully submit that, pursuant to Instruction 2 of Item 10 of Schedule TO, the requested information is not considered material because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the offeror is a public reporting company that files reports electronically on EDGAR.

Offer to Purchase

Comment 2:

We note that the offer may be subject to proration. Tell us how many days after the expiration of the offer you intend to pay for or return tendered units.

RESPONSE 2:

Our client has advised us that it intends to pay for or return tendered units within three business days after the expiration of the offer.

Acceptance for Payment and Payment for Units, page 8

Comment 3:

In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered units to one or more of your affiliates. Please be aware that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules.

RESPONSE 3:

Our client confirms its understanding of the foregoing.

Assignment of Interest in Future Distributions, page 10

Comment 4:

We note the language here and in part (IV) of page 2 of the letter of transmittal. Revise the disclosure here and in the letter of transmittal to clarify that a tendering unit holder has not released the bidders or general partner from liability under the federal securities laws related to this offer. See Exchange Act Section 29(a).

Ms. Abby Adams
March 16, 2005
Page 3

RESPONSE 4:

The offer to purchase and the letter of transmittal have been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period, page 12

Comment 5:

We note the reference to governmental approvals required to consummate the offer here and in the conditions section. We are unable to locate disclosure regarding required governmental approvals on which you have conditioned the offer. Revise to provide this disclosure or eliminate this reference.

RESPONSE 5:

The offer to purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter to eliminate references to governmental approvals required to consummate the offer.

Comment 6:

Revise the disclosures on page 12 to clarify that, if the offer is extended, you will issue a press release or other public announcement by 9 a.m. on the following business day, as required by Rule 14e-1(d). The current disclosure states that you may do so.

RESPONSE 6:

The offer to purchase has been revised as requested in the Schedule TO/A filed contemporaneously with this letter.

Prior Tender Offers, page 24

Comment 7:

What consideration have you given to disclosing the prices you have offered for partnership units in tender offers and private purchases prior to the most recent two year period? It appears that this information could be material to investors.

RESPONSE 7:

In the offer to purchase, AIMCO Properties disclosed the prices that it has previously offered for partnership units in tender offers and paid in private purchases during the most recent three year period, from 2002 through 2004. Given the amount of time that has passed, that information has been provided for AIMCO Properties' most recent seven

Ms. Abby Adams
March 16, 2005
Page 4

transactions, and, most significantly, that AIMCO Properties determined its offer price for the current tender offer irrespective of prior offer prices, AIMCO Properties is of the opinion that prices offered in transactions prior to the most recent three year period are not material to investors.

      You have also requested a written acknowledgement from our client regarding certain matters. Our client has provided the enclosed letter acknowledging those matters.

      Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

                                              Sincerely,

                                              /s/ Craig D. Apolinsky

                                              Craig D. Apolinsky

cc: Derek McCandless, Esq. - Apartment Investment & Management Company Martha L. Long - Apartment Investment & Management Company
         Gregory M. Chait, Esq. - Alston & Bird LLP

                             AIMCO PROPERTIES, L.P.
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101

                                 March 16, 2005

VIA FACSIMILE AT (202) 942-9638
EDGAR AND OVERNIGHT DELIVERY

FOR COMMISSION USE ONLY

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         Re: Drexel Burnham Lambert Real Estate Associates II Schedule TO-T filed February 16, 2005 By AIMCO Properties, L.P., AIMCO-GP, Inc., and Apartment Investment and Management Company

Dear Ms. Adams:

         We have received the comment letter, dated March 3, 2005, issued by the staff of the Division of Corporation Finance with respect to the Schedule TO-T referenced above. AIMCO Properties, L.P., AIMCO-GP, Inc., and Apartment Investment and Management Company (collectively, the "Filing Persons") acknowledge the following:

         o The Filing Persons are responsible for the adequacy and accuracy of the disclosure in their filings;

         o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

         o The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Abby Adams, Esq.
March 16, 2005
Page 2




                                    Very truly yours,

                                    APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                    AIMCO-GP, INC.

                                    AIMCO PROPERTIES, L.P.
                                    By:    AIMCO-GP, Inc., General Partner


                                    By:  /s/ Miles Cortez
                                         -------------------------------------
                                         Miles Cortez,
                                         Executive Vice President, General
                                         Counsel and Secretary